EXHIBIT 12.5

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY FLORIDA
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2016	2015	2014	2013	2012
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$873	$943	$898	$538	$413
Fixed charges	264	284	294	285	309
Total earnings	$1,137	$1,227	$1,192	$823	$722

Fixed charges:
Interest on debt, including capitalized portions	$231	$248	$252	$249	$274
Estimate of interest within rental expense	33	36	42	36	35
Total fixed charges	$264	$284	$294	$285	$309
Preferred dividends, as defined	—	—	—	—	2
Total fixed charges and preferred dividends combined	$264	$284	$294	$285	$311
Ratio of earnings to fixed charges	4.3	4.3	4.1	2.9	2.3
Ratio of earnings to fixed charges and preferred dividends combined	4.3	4.3	4.1	2.9	2.3
(a)    Excludes income or loss from equity investees.